                           Filed by: Private Business, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Private Business, Inc.
                           Commission File No. 000-25959



FOR IMMEDIATE RELEASE                       Contact:   Dina Biesman
                                                       Private Business, Inc.
                                                       615-565-7774



                     PRIVATE BUSINESS SIGNS LETTER OF INTENT
                       TO MERGE WITH TOWNE SERVICES, INC.

NASHVILLE, TENNESSEE (MARCH 13, 2001) - Private Business, Inc. (NASDAQ:PBIZ) today announced that it has signed a letter of intent to merge with Towne Services, Inc. (NASDAQ:TWNE) through a merger of Towne into Private Business.

         The proposed merger is subject to customary closing conditions, including negotiation of a definitive merger agreement and approval of the shareholders of both companies. The agreement is to be structured as a tax-free exchange of shares of common stock of Private Business for Towne common stock, and is expected to close in the first half of 2001. It is anticipated that, following the merger, the existing shareholders of Private Business would own approximately 64% of the combined entity. The proposed merger has been approved by the boards of directors of both companies. Additional terms of the agreement were not disclosed.

         Tom Black, Chief Executive Officer of Private Business, commented, "This merger provides Private Business with added strength in the community bank market in which Towne specializes, bringing over 500 client banks with accounts receivable programs that are virtually identical to those of Private Business, along with the businesses served by those banks. Moreover, with the addition of Forseon, Inc., which Towne acquired in 1999, we expand vertically into 1,400 merchants with 4,000 locations that are served with Forseon's retail management systems."

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. The Company delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         Private Business, Inc., based in Brentwood, Tennessee, is a leading provider of technology-driven solutions that help banks manage accounts receivable financing for small businesses. The




                                     -MORE-
company's principal product, Business Manager, is based on software, marketing services, and online electronic transaction processing offered through a nationwide client network of banks, providing cash flow to thousands of small businesses across the U.S. by enabling them to sell their receivables to the bank.

         WE URGE INVESTORS AND SECURITY HOLDERS TO READ PRIVATE BUSINESS'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by Private Business may also be obtained free of charge from Private Business by directing a request to Private Business Inc., 9010 Overlook Boulevard, Brentwood, Tennessee 37027, Attention Investor Relations, (615) 565-7774. WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         This release contains several "forward-looking statements" concerning Private Business, Inc.'s operations, prospects, strategies and financial condition, including its future economic performance, intent, plans and objectives, and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond Private Business, Inc.'s control. Words such as "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate" are meant to identify such forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company assumes no obligation to update this information. Factors that could cause actual results to differ materially are discussed in Private Business, Inc.'s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 1999, and include, among other factors, the timely development and market acceptance of products and technologies and competitive market conditions.